FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2009
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

9th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item
1.	Conversion of Depositary Receipts (DRs) into Underlying Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	May 04, 2009	By:	/s/ Chang Keun Kim
			Name:	CHANG KEUN KIM
			Title:	Chief Executive Officer

Item 1.

Conversion of Depositary Receipts (DRs) into Underlying Shares

1. Accumulated Number of Shares Issued through Conversion (Excluding number of shares previously reported)	197,310
- Number of Outstanding Shares	12,974,000
- Ratio to Number of Outstanding Shares(%)	1.52%
2. Other	*Confirmation Date:05/04/2009 *ADR ratio has been changed 10:3 from the 10:1 due to the free issue of new shares *Remaining DR after conversion on 03/06/2006:6,146,670 Current Remaining DR: 5,488,970
※ Relevant Disclosure
Details of Daily Application for Conversion	(Unit : share)

Application Date	Type of DR Issue	Date of DR Issue	Number of DRs Applied for Conversion	Conversion Ratio (○○shares /1DR)	Number of Shares Delivere
2009-03-11	New Share DR	2003-12-16	100,000	0.3	30,000
2009-05-13	New Share DR	2003-12-16	24,000	0.3	7,200
2009-03-16	New Share DR	2003-12-16	14,700	0.3	4,410
2009-03-26	New Share DR	2003-12-16	10,000	0.3	3,000
2009-04-02	New Share DR	2003-12-16	10,000	0.3	3,000
2009-04-08	New Share DR	2003-12-16	20,000	0.3	6,000
2009-04-09	New Share DR	2003-12-16	22,000	0.3	6,600
2009-04-13	New Share DR	2003-12-16	20,000	0.3	6,000
2009-04-17	New Share DR	2003-12-16	237,000	0.3	71,100
2009-04-21	New Share DR	2003-12-16	50,000	0.3	15,000
2009-05-01	New Share DR	2003-12-16	150,000	0.3	45,000
Changes in DR				(Unit : DR, share)

Type of DR Issue	Date of DR Issue	Total Number of DRs Issued	Balance of DRs at Current Disclosure Date	Conversion Ratio (○○shares /1DR)	Number of Convertible Shares
New Share DR	2003-12-16	8,700,000	5,488,970	0.3	1,646,691